[Allied World Assurance Company Holdings, Ltd Letterhead]

June 13, 2008

Via Edgar and Federal Express

Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
100 F Street, NE
Washington, D.C. 20549

Re:	Allied World Assurance Company Holdings, Ltd Form 10-K for Fiscal Year Ended December 31, 2007 Filed February 29, 2008 File No. 001-32938

Dear Mr. Riedler:

On behalf of Allied World Assurance Company Holdings, Ltd (the “Company”), we are responding to the comment of the staff of the Securities and Exchange Commission contained in the letter, dated May 30, 2008, to Mr. Scott A. Carmilani (the “Comment Letter”), which pertains to the Company’s Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K”). We have set forth the staff’s comment below with the Company’s corresponding response.

Form 10-K for the year ended December 31, 2007

Risk Factors, page 27

“We depend on a small number of brokers for a larger portion of our revenues...,” page 30

1.	Comment: We note your disclosure on page 30 that the loss of the business provided by brokers Marsh & McLennan Companies, Inc.; Aon Corporation; and Willis Group Holdings Ltd. would have a material adverse effect on your financial condition. If you have written agreements with these three brokers, please file these agreements as exhibits or provide us with an analysis supporting your determination that the agreement is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K. Additionally, provide a discussion of the material terms of each agreement in the Business section. Please note that if any of these agreements were filed previously, you may amend your Form 10-K to incorporate the previously-filed agreement by reference.

Securities and Exchange Commission
June 13, 2008

Response: Pursuant to Item 601(b)(10) of Regulation S-K, the Company is required to file each contract not made in the ordinary course of business that is material to the Company. Pursuant to Item 601(b)(10)(ii)(B), even if the contract is such as ordinarily accompanies the kind of business conducted by the Company and its subsidiaries, it will need to be filed with the Commission if it is a contract upon which the Company’s business is “substantially dependent”. Item 601(b)(10)(ii)(B) goes on to provide examples of contracts upon which a registrant’s business may be substantially dependent, including contracts to sell a major part of a registrant’s products or services or to purchase a major part of a registrant’s goods, services or raw materials, etc.; or other agreement to use a patent, formula, trade secret, etc. upon which a registrant’s business depends to a material extent.

The Company and its subsidiaries do not have any material agreements with Marsh & McLennan Companies, Inc. (“Marsh”), Aon Corporation (“Aon”) or Willis Group Holdings Ltd. (“Willis”) requiring disclosure under Item 601(b)(10). Certain of the Company’s subsidiaries have entered into agreements with these brokers. However, these agreements are made in the ordinary course of business and, given the topics covered by these agreements, are not contracts upon which the Company’s business is substantially dependent.

The agreements the Company’s subsidiaries have entered into contain simple, customary course of conduct terms between the parties and are very limited in scope. Topics covered by these agreements include provisions regarding how the broker will collect premiums and pay the Company’s subsidiaries, that the broker is properly licensed, commission rates and that the broker’s commissions may be deducted from the (re)insurance premiums before remission to the Company’s subsidiaries, that the broker does not have authorization to bind (re)insurance coverage on behalf of the Company and how (re)insurance premiums will be held in trust by the broker until payment.

The agreements do not cover topics that would be material to the Company and its subsidiaries, such as (i) the ability to write an established amount of (re)insurance business that Marsh, Aon or Willis brokers each year; (ii) the requirement that Marsh, Aon or Willis produce a certain amount of (re)insurance business for the Company and its subsidiaries each year; or (iii) any obligation of Marsh, Aon or Willis to give the Company or its subsidiaries any preferential treatment over other (re)insurers in the open market. Moreover, the Company and its subsidiaries do not agree in any way to act as an underwriter for any (re)insurance business that may be presented by the brokers on behalf of their clients for quotation.

Securities and Exchange Commission
June 13, 2008

In summary, these agreements do not materially assist the Company or its subsidiaries in obtaining business from Marsh, Aon or Willis, and the Company and its subsidiaries are not substantially dependent on these agreements. These agreements differ significantly from the types of agreements set forth in Item 601(b)(10)(ii)(B) of Regulation S-K.

For the aforementioned reasons, the Company respectfully submits that none of the agreements it has entered into with Marsh, Aon or Willis constitute a material agreement requiring disclosure under Item 601(b)(10) or further discussion in the Business section of the Form 10-K.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this letter, please do not hesitate to contact me at (441) 278-5541.

Very truly yours,

/s/ Wesley D. Dupont Wesley D. Dupont Senior Vice President and General Counsel

cc: Scott A. Carmilani